CONFIDENTIAL

November 2, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: David Irving, Bonnie Baynes, Susan Block and Nolan McWilliams

Re:	Inter Platform, Inc.
Registration Statement on Form F-4
Submitted November 1, 2021
CIK No. 0001864163

Ladies and Gentlemen:

On behalf of our client, Inter Platform, Inc. (the “Company”), we hereby submit the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated October 26, 2021 (the “Comment Letter”). On August 23, 2021 the Company confidentially submitted a draft registration statement on Form F-4 (CIK No. 0001864163) (the “Draft Registration Statement”) and on October 4, 2021, the Company confidentially submitted Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”). The Company has revised the Amendment No. 1 in response to the Staff’s comments and is filing, concurrently with this letter, the registration statement on Form F-4 (the “Registration Statement”).

We have reproduced below in italics the Staff’s comments and have provided the Company’s response below each comment. All page numbers (other than those in the Staff’s Comments) refer to the page numbers in the Registration Statement. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Registration Statement also includes:

•	unaudited interim condensed and consolidated financial statements for Inter Platform as of and for the three- and nine-month period ended September 30, 2021; and

•	unaudited pro forma condensed consolidated income statements for the nine-month period ended September 30, 2021 and for the year ended December 31, 2020, and the unaudited pro forma condensed balance sheet as of September 30, 2021.

Cleary Gottlieb Steen & Hamilton LLP or an affiliated entity has an office in each of the cities listed above.

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 2

Please find below the Company’s tentative timeline for the Proposed Transaction:

•	November 2, 2021 – First public filing of the registration statement on Form F-4.

•	November 2, 2021 – Notice convening the Banco Inter General Meeting for November 25, 2021.

•	On or about November 22, 2021 – Request for effectiveness, assuming that the Company will have received and addressed all comments from the Staff on the first public filing.

•	November 25, 2021 - Banco Inter General Meeting.

•	Week of December 27 – Closing Date.

The Banco Inter General Meeting will be cancelled or adjourned if there is no declaration of effectiveness of the Company’s registration statement prior to the date of the Banco Inter General Meeting.

Amended Draft Registration Statement on Form F-4

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations December 31, 2020 Compared with December 31, 2019, page 122

1.	Please revise your next amendment to include more fulsome disclosure regarding 'Other Administrative Expenses' in MD&A. We note you included just a narrative discussion on pages 123-4 and 126. Please consider adding a table breaking out material expense line items within MD&A - similar to the table included in Note 31 on page F-77 - and discuss material changes from period-to-period.

Response

The Company has revised the Registration Statement to include more information and table breaking down “Other Administrative Expenses” in MD&A on pages 137, 140 and 144 of the Registration Statement.

Consolidated Income Statements, page F-4

2.	Please revise your next amendment to include a summary line item for total other expenses directly above the ‘Profit/(loss) before income tax’ line item. Refer to paragraphs 97-104 of IAS 1.

Response

The Company has revised its Consolidated Income Statements on Pages 65 and F-4 of the Registration Statement to include a summary line item for total other expenses (“Total Other Expenses (net of other revenues)”) directly above the ‘Profit/(loss) before income tax’ line item and included this same sub-total in the income statements in the unaudited interim condensed and consolidated financial statements for Inter Platform as of and for the nine-month period ended September 30, 2021.

Financial Statements and Related Information Notes to the Consolidated Financial Statements Note 4. Significant Accounting Policies iii. Derivatives, page F-19

Division of Corporation Finance

U.S. Securities and Exchange Commission, p. 3

3.	We note that you continue to apply the accounting hedge requirements set forth in IAS 39 as at December 31, 2020. Please tell us why you have not yet adopted IFRS 9 given the January 1, 2018 adoption date.

Response

The Company has chosen to continue to apply the hedge accounting requirements of IAS 39 as its accounting policy, as permitted by paragraph 7.2.21 of IFRS 9. The Company applies the hedge accounting requirements of IAS 39 to all of its hedging relationships and applies IFRIC 15 (Hedges of a Net Investment in a Foreign Operation) without the amendments that conform that interpretation to the requirements of chapter 6 of IFRS 9. As indicated in note 4 to its consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018, the Company may adopt the IFRS 9 requirements in future periods. References to the “Company” in this response refer to Inter Platform, Inc. or its predecessor Banco Inter S.A., as the case may be, in each case together with their consolidated subsidiaries.

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We appreciate the Staff’s review of this filing. If the Staff has any questions or requires any additional information, please do not hesitate to contact me at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2530 or flodell@cgsh.com.

Very truly yours,

/s/ Francesca L Odell, a partner

Francesca L Odell, a partner

cc:	João Vitor N. Menin T. de Souza, Chief Executive Officer, Banco Inter, S.A.
Helena Lopes Caldeira, Chief Financial and Investor Relations Officer, Banco Inter, S.A.
Jonathan Mendes de Oliveira, Cleary Gottlieb Steen & Hamilton